July 2, 2024

Robert Steele
Chief Executive Officer
Thumzup Media Corporation
11854 W. Olympic Blvd., Suite 1100W #13
Los Angeles, CA 90064

       Re: Thumzup Media Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 20, 2024
           File No. 333-279828
Dear Robert Steele:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 11, 2024 letter.

Amendment No. 1 to Form S-1
General

1. In response to prior comment 1, we note that you added Isaac Dietrich as a named executive officer. Please revise to include Isaac Dietrich as well as all director nominees in the beneficial ownership table. See Item 403 of Regulation S-K. Also, ensure that you include all related party disclosure regarding Isaac Dietrich. See Item 404 of Regulation
       S-K.
 July 2, 2024
Page 2

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Technology
cc:   Jesse L. Blue